FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG signs exclusive agreement with Gabonese Ministry for

vast offshore multi-client program

CGG will start first phase of 35,000 km2 BroadSeis 3D program in Q4 2014

Paris, France – September 29, 2014

CGG announced today that it has signed an exclusive multi-client data agreement with the Ministère du Pétrole et des Hydrocarbures of the Republic of Gabon.

As a result of this agreement, CGG is launching a new multi-client survey program to acquire 35,000 km2 of BroadSeisTM 3D data over the latest available and awarded deepwater blocks offshore Gabon and 9,900 km of 2D data over the country’s ultra-deep water offshore area. The program, which has already received support from the industry, will be implemented in association with the Direction Générale des Hydrocarbures (DGH).

The first phase of the program covering almost 24,000 km² will start in the fourth quarter of 2014 and is scheduled to last seven months. Two high-end vessels will be assigned to the project to ensure timely delivery of the data. The depth imaging of the seismic data will be performed in CGG’s Crawley center in the UK.

Jean-Georges Malcor, CEO, CGG, said: “This exclusive agreement follows on from the support CGG gave the DGH back in 2009 to promote the potential of the deep water offshore Gabon. Now, with the low-frequency enhancement made possible by BroadSeis, our true broadband solution, this new survey program will enable better imaging of Gabon’s highly prospective pre-salt plays; it will therefore allow oil companies to better de-risk this exciting new exploration arena and accelerate development of the country’s resources.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 29th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO